

DIVISION OF
CORPORATION FINANCE

June 30, 2006

<u>Via U.S. Mail</u>

Mr. Nelson Peltz
Mr. Peter W. May
Mr. Edward P. Garden
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017

> **Re: H.J. Heinz Company**
> **Schedule 14A filed by Trian Partners GP, L.P., et al.**
> **Filed June 22, 2006**
> **File No. 1-03385**

Dear Messrs. Peltz, May and Garden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

<u>Letter to Shareholders</u>

1.   Towards the end of this discussion, we note your indication that shareholders who purchased shares after the record date and wish to vote those shares should obtain a gold proxy card from the seller of those shares. Tell us why you believe that a holder of shares purchased after the record date has a valid right to vote at this Annual Meeting.

2.   Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from

making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

- "…we believe the Board's credibility must be restored through the addition of new independent directors," on page 7, as it is not clear why you believe that the credibility of the Board is at issue here and your implication that your directors are independent but Heinz's are not would seem to be inappropriate considering 11 of the 12 directors of Heinz are independent, assuming you are both using the NYSE standard in referring to "independent;"
- "…further demonstrating the current Board's inability or unwillingness to hold management to its commitments and the high standards that the Company's shareholders deserve," on page 9 and in your additional soliciting materials, considering it is reasonable to suppose that your performance goals may be difficult to achieve and, therefore, not reflective of the "inability" or "unwillingness" of the Board;
- Your reference to the Snapple Beverage turnaround as "highly regarded," on page 9;
- "Trian is concerned that this attitude has seeped into the Heinz culture to the detriment of innovation and overall brand health," in your soliciting materials filed on June 22 and 27, 2006; and
- "'Today's accusations by Heinz are misleading…," in your soliciting materials filed on June 28, 2006.

Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Reasons to Vote for Trian Group's Slate of Nominees, page 6

3.   See Item 1. "Take measures to reduce annual costs by at least…" Please consider revising your discussion to refer your proposed cost reforms consistently in either dollar value or basis points as your discussion is confusing in this regard. Please also tell us what consideration you have given to elaborating upon exactly where you would expect these reductions to take place so that your proposed cuts are clear. In this regard, we note both Heinz's and certain independent stock analyst's reports indicating that these numbers will be difficult to achieve.

4.   We note your statement on page 9 that you "promise to enhance value for all shareholders." Revise to disclose that no assurances can be given that the election of your nominees to the board will enhance value, particularly in light of their minority stake on the Board.

Background to the Solicitation, page 10

5.   Here you refer to advance notice provisions of Heinz's by-laws that apply to stockholder nominations of directors. With your response letter, provide a copy of the article, by-law and state law provisions that you relied upon, as applicable, with respect to your proposed nomination of a director slate and your by-law revocation proposal. Ensure that your proxy statement expresses your views concerning whether and how you have complied with the advance notice requirements applicable to the actions you propose.

Proposal 2: Repeal Certain Amendments to By-Laws, page 17

6.   We note your disclosure that the purpose of this proposal is to "ensure the will of the Company's shareholders…" Given the broad purpose of the proposal, please disclose whether any potential new by-laws or amendments to existing by-laws will be repealed where they are wholly unrelated to this purpose, beneficial or not to shareholders. Will wholly unrelated by-laws be repealed as well? Further, while you provide a termination date (i.e. seating of your nominees) for the shareholder action to be taken by this proposal, it is not clear what you mean by "seating." Please revise to clarify.

Information About the Trian Group and Participants, page 18

7.   On a supplemental basis, advise us as to how the nominees came to be participants in this solicitation. How are they affiliated with one another?

8.   We note your indication that Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. Considering it would appear that Arby's might be considered an "associate" of your participants, please revise to disclose any relationship or transactions under Item 404(a) of Regulation S-K.

9.   Please ensure that the partnership agreements and limited liability company operating agreements under which each of the participants has been organized has been summarized to describe the substantial interests under Item 5 of Schedule 14A and, in particular, the details of any contracts, arrangements or understandings under Item 5(b)(1)(viii) of Schedule 14A.

Cost and Method of Solicitation, page 27

10.   We note that proxies may be solicited by mail, courier services, Internet (including via http://www.enhanceheinz.com), advertising, telephone, facsimile or in person. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card

please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. *See* Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

Other Information, page 28

11.   We note your indication that "[c]ertain information…is required to be contained in the Company's proxy statement." Advise us whether the participants intend to wait for the company to provide this required information before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Heinz distributes the information to security holders would be inappropriate.

12.   Refer to the first paragraph of this section. We note that you assume no responsibility for whether the information provided by the Company in its proxy statement is accurate or complete. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

13.   See the last paragraph of this section. Please revise to move this information up to the related discussion that appears on page 17 under "Proposal 1: Election of Directors" so that shareholders can appreciate the potential impact your solicitation could have on Heinz.

Soliciting Materials pursuant to Rule 14a-12 filed May 23, 2006

14.   We note your response to prior comment 1 and we reissue it as it relates to Table 13 and the related disclosure you make indicating that "[a]ssuming sales volumes increase due to additional advertising, as we believe will take place over time, the Company could generate an additional $0.98 of EPS and be worth up to $81 per share." Specifically, please refrain from making these statements in the future as Rule 14a-9 would specifically preclude you from making any statements as to specific future market values without factual foundation. In this regard, your estimated percentage increase in Net Sales would appear to be speculative.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile (212) 593-5955:

Marc Weingarten, Esq.
Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP